June 5, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: John Cash, Accounting Branch Chief

Re:	Park-Ohio Industries, Inc. Form 10-K for the fiscal year ended December 31, 2006 Filed March 26, 2007 File Number 333-43005

Dear Mr. Cash:
     Park-Ohio Industries, Inc. (the “Company”) is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated May 7, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006, filed March 26, 2007.
     Below are the Company’s responses to each comment in the Comment Letter. For the convenience of the staff, we have repeated each of the staff’s comments before the response.
Form 10-K for the fiscal year ended December 31, 2006
General
1.	Please provide us, and include in future filings, a schedule of your valuation and qualifying accounts as required by Rule 12-09 of Regulation S-X.

Response: The Company has omitted Schedule of valuation and qualifying accounts either because of immateriality or because the required information has been included in the Notes to consolidated financial statements. The allowance for doubtful accounts and the inventory reserve are not material to the consolidated financial statements as they represent approximately 0.5% and 2.9% of total assets at December 31, 2006. Product warranty liability information has been presented in Note F to the consolidated financial statements.

Securities and Exchange Commission
June 5, 2007

Note A. Summary of Significant Accounting Policies, Accounting for Asset Retirement Obligations, page 35
2.	We note that you have not recognized certain asset retirement obligations because you believe it is not possible to reasonably estimate the fair value of these liabilities since the potential settlement dates cannot be determined. If the amount of liabilities you are unable to reasonably estimate could be material to your financial statements, it appears to us that additional disclosures regarding the potential magnitude of these liabilities may be useful. Please revise your critical accounting policies in future filings to: disclose and discuss the material assumptions regarding your asset retirement obligations; quantify the number of manufacturing operations for which you are unable to reasonably estimate an asset retirement obligation; and provide a potential range of cash flows, based on current costs, that would be required to settle your asset retirement obligations if they were settled in the near term. Please provide your proposed disclosures on a supplemental basis.

Response: The Company will revise its disclosure in future filings to include the following additional information:

In accordance with FIN No. 47, “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, the Company has identified certain conditional asset retirement obligations at various current manufacturing facilities. These obligations relate primarily to asbestos abatement. Using investigative, remediation, and disposal methods that are currently available to the Company, the estimated cost of these obligations is not significant and management does not believe that any potential liability ultimately attributed to the Company for its conditional asset retirement obligations will have a material adverse effect on the Company’s financial condition, liquidity, or cash flow due to the extended period of time during which investigation and remediation takes place. An estimate of the potential impact on the Company’s operations cannot be made due to the aforementioned uncertainties. Management expects these contingent asset retirement obligations to be resolved over an extended period of time. Management is unable to provide a more specific time frame due to the indefinite amount of time to conduct investigation activities at any site, the indefinite amount of time to obtain governmental agency approval, as necessary, with respect to investigation and remediation activities, and the indefinite amount of time necessary to conduct remediation activities.
Note F. Accrued Expenses, page 44
3.	In future filing, please present an analysis of the product warranty accrual for each year that an income statement is presented as required by paragraph 14.b. of FIN 45.

Securities and Exchange Commission
June 5, 2007

Response: The Company will revise its disclosure in future filings to include an analysis of the product warranty accrual for each year that an income statement is presented as required by 14.b of FIN 45.
Item 9A. Controls and Procedures, page 63
4.	We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported as and when required. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without defining them. See Exchange Act Rule 13a-15(e).

Response:

In future filings, the Company will disclose whether its disclosure controls and procedures are effective or ineffective, whichever the case may be, without defining them.
Exhibits 31.1 and 31.2
5.	We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way.

In addition, the certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

Response:

Securities and Exchange Commission
June 5, 2007

In future filings, the Company will not insert the titles of the individuals required to provide the certifications required by Section 302 of Sarbanes-Oxley where it is instructed to insert the identities of such certifying individuals, and the Company will ensure that its certification language conforms exactly to the applicable rules. The Company’s certifying officers acknowledge that they are signing all of the certifications in their personal capacity, and the Company is including representation letters to such effect along with this letter.
* * *
     In connection with the Company’s responses to the staff’s comments, the company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-692-6674.
Sincerely,
PARK-OHIO INDUSTRIES, INC.
/s/ Richard P. Elliott
Richard P. Elliott

June 5, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
          Re:  Park-Ohio Industries, Inc.
Ladies and Gentlemen:
     The undersigned are submitting this letter in connection with the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated May 7, 2007 (the “Comment Letter”) with respect to the Form 10-K for the fiscal year ended December 31, 2006, filed March 26, 2007, of Park-Ohio Industries, Inc. In response to comment 5 in the Comment Letter, each of the undersigned hereby represents to the Commission that, in connection with the certifications required under Section 302 of the Sarbanes-Oxley Act and under the Commission’s rules promulgated thereunder, he is signing all such certifications in his individual capacity.

Regards,
/s/ Edward F. Crawford
Edward F. Crawford

/s/ Richard P. Elliott
Richard P. Elliott